Yucheng Reports Unaudited Second Quarter 2011 Financial Results

BEIJING, August, 10, 2011 /PRNewswire-Asia-FirstCall / -- Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the second quarter ended June 30, 2011.

●	Second quarter software & solutions revenues of US$13.7 million, an increase of 30.0% year over year;

●	Second quarter net revenue (Non-GAAP)[1] of US$15.8 million, an increase of 28.2% year over year;

●	Second quarter operating income of US$2.0 million, an increase of 142.3% year over year;

●	Second quarter operating margin of net revenue (Non-GAAP)[5] of 14.1%, as compared to 6.9% in the year-ago period;

●
Second quarter net income (Non-GAAP)[6] of US$1.9 million, or US$0.10 per share, as compared to US$0.5 million, or US$0.03 per share in the year-ago period excluding the gain from asset transfer to our joint venture with NTT Data;

“We are pleased to report another solid quarter with results ahead of our expectations to continue our momentum of growth. Demand for our traditional products such as online banking and loan management has remained strong. At the same time, we are also one of the earliest movers in the new solutions such as e-commerce and mobile banking. With the competitive environment now more normal and rational, we expect to gain market share in the coming years. We are confident that we will be able to capitalize on market opportunities and further consolidate our leadership position in the industry,” said Mr. Hong Weidong, CEO of Yucheng Technologies.

Second Quarter 2011 Financial Results

Total revenues for the second quarter of 2011 were US$15.8 million, an increase of 17.9% year over year and an increase of 37.5% sequentially. The year over year increase was due mainly to the increase of software & solutions revenues. Net revenues (non-GAAP) for the second quarter of 2011 were the same as total revenues, an increase of 28.2% year over year and an increase of 37.5% sequentially.

Gross margin for the second quarter of 2011 was 49.1%, compared to 46.3% in the year-ago period and 50.6% in the previous quarter. The increase in gross margin year over year was due mainly to the increase of resale services. Gross margin of net revenues (non-GAAP)2 was the same as gross margin of total revenues in the first and second quarter of 2011 and gross margin of net revenues (non-GAAP) for the second quarter of 2010 was 50.3%.

Software & solutions revenues for the second quarter of 2011 were US$13.7 million, an increase of 30.0% year over year and an increase of 43.0% sequentially, the latter reflecting the inherent seasonality and higher demand for our products and solutions. Gross margin of the software & solutions business for the second quarter of 2011 was 46.1%, compared to 50.1% in the year-ago period and 48.3% in the previous quarter. The decrease in the gross margin was primarily due to the increase of labor costs as well as more subcontracting out to third party vendors where the margin is significant lower.

Platform & maintenance services revenues for the second quarter of 2011 were US$2.1 million, compared to US$2.8 million in the year-ago period and US$1.9 million in the previous quarter. Net revenues of platform & maintenance services (non-GAAP) were the same as platform & maintenance services revenues in the first and second quarter of 2011 and net revenues of platform & maintenance services (non-GAAP) in the second quarter of 2010 was US$1.8 million.

Gross margin of platform & maintenance services business for the second quarter of 2011 was 69.1%, compared to 31.9% in the year-ago period and 62.7% in the previous quarter. The increase in gross margin (non-GAAP) was due mainly to the increase of resale services. Gross margin of net revenues (non-GAAP) for platform maintenance services was the same as gross margin of platform & maintenance services business in the first and the second quarter of 2011 and gross margin of net revenues (non-GAAP) for platform maintenance services in second quarter of 2010 was 51.7%.

Total operating expenses for the second quarter of 2011 increased 7.5% year over year and increased 2.8% sequentially to US$5.8 million. Total operating expenses (non-GAAP)3 for the second quarter of 2011 increased 3.3% year over year and increased 3.0% sequentially to US$5.5 million. The year-over-year increase was attributable mainly to stock-based compensation and the increase of labor costs.

Income from operations for the second quarter of 2011 was US$2.0 million, compared to US$0.8 million in the year-ago period and US$0.2 million in the previous quarter. Income from operations (non-GAAP) 4 for the second quarter of 2011 was US$2.2 million, compared to US$0.9 million in the year-ago period and US$0.5 million in the previous quarter.

Operating margin of total revenue was 12.4% for the second quarter of 2011, compared to 6.0% in the year-ago period and 1.6% in the previous quarter. Operating margin of net revenues (non-GAAP) was 14.1% for the second quarter of 2011, compared to 6.9% in the year-ago period and 3.9% in the previous quarter.

In the second quarter of 2011, net income from continuing operations was US$1.6 million, or US$0.08 per diluted share, compared to US$0.6 million, or US$0.03 per diluted share in the year-ago period excluding the gain from asset transfer to our joint venture with NTT Data  ( US$0.5 million) and US$28,000, or US$0.001 per diluted share in the previous quarter.

Net income from continuing operations (non-GAAP) was US$1.9 million in the second quarter of 2011 or US$0.10 per diluted share. Net income (non-GAAP) in the year-ago period was US$0.6 million or US$0.03 per diluted share excluding the gain from asset transfer to our joint venture with NTT Data. Net income from continuing operations (non-GAAP) in the previous quarter was US$0.3 million or US$0.02 per diluted share.

In the second quarter of 2011, the Company recorded net income of US$1.6 million, or US$0.08 per diluted share, compared to US$0.5 million, or US$0.03 per diluted share in the year-ago period excluding the gain from asset transfer to our joint venture with NTT Data and US$28,000, or US$0.001 per diluted share in the previous quarter.

Net income (non-GAAP) was US$1.9 million in the second quarter of 2011 or US$0.10 per diluted share. Net income (non-GAAP) in the year-ago period was US$0.5 million or US$0.03 per diluted share excluding the gain from asset transfer to our joint venture with NTT Data. Net income from continuing operations (non-GAAP) in the previous quarter was US$0.3 million or US$0.02 per diluted share.

As of June 30, 2011, Yucheng had cash and cash equivalents and restricted cash totaling US$20.0 million, compared to US$16.0 million as of March 31, 2011 and US$13.0 million as of June 30, 2010. Operating cash flow in the second quarter of 2011 was a net inflow of US$0.1million.

Business Outlook

For the quarter ending September 30, 2011, Yucheng expects net revenue (non-GAAP) to be approximately US$19.0 million and net income (non-GAAP) per share of US$0.13.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
Jun 30, 2011 and Mar 31, 2011

	2011.06.30	2011.03.31
	USD	USD

Assets
Current assets:
Cash and cash equivalent	20,019,297	16,019,385
Trade accounts receivable, net	29,321,030	30,863,133
Costs and estimated earnings in excess of billings on uncompleted contracts	25,217,690	19,951,369
Amounts due from related companies	961,912	1,957,584
Inventories	2,398,257	2,513,869
Pre-contract costs	6,593,760	6,049,800
Other current assets	7,403,712	12,419,944

Total current assets	91,915,658	89,775,084

Investments in and advances to affiliates	4,346,953	4,567,861
Properties and equipment	8,418,009	8,758,527
Less: Accumulated depreciation	(3,833,286)	(3,602,601)
Properties and equipment, net	4,584,723	5,155,926
Intangible assets, net	3,859,830	3,601,910
Goodwill	29,206,007	28,828,259
Deferred taxes assets	1,508,117	1,619,859

Total assets	135,421,288	133,548,899

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
Jun 30, 2011 and Mar 31, 2011

	2011.06.30	2011.03.31
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term loan	15,444,981	11,149,411
Obligations under capital leases	0	19,765
Trade accounts payables	11,051,240	11,110,119
Billings in excess of costs and estimated earnings on uncompleted contracts	1,555,736	1,639,512
Employee and payroll accruals	3,222,385	4,461,824
Dividends payable to ex-owners	11,896	11,742
Due to related parties	981,170	731,213
Outstanding payment in relation to business acquisitions	0	0
Income taxes payable	1,478,814	1,780,974
Other current liabilities	5,712,125	9,417,244
Deferred taxes liabilities	112,901	126,354

Total current liabilities	39,571,248	40,448,158

Deferred taxes liabilities	224,537	268,572

Total liabilities	39,795,785	40,716,730

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued;
Common stock, $0.0001 par value, authorized 60,000,000 shares; 18,560,014 shares and 18,943,217 shares issued and outstanding as of March 31,2011 and June 30, 2011	3,091,701	3,051,674
Additional paid-in capital	61,327,503	60,312,245

Reserves	7,792,201	7,691,417
Retained earnings	23,456,052	21,588,685
Accumulated other comprehensive loss	(472,339)	(460,076)

Total YTEC stockholders' equity	95,195,118	92,183,945

Non-controlling interests	430,385	648,224

Total stockholders' equity	95,625,503	92,832,169

Liabilities and stockholders' equity	135,421,288	133,548,899

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended June 30, 2011 and 2010

	2011 Q2	2010 Q2
	USD	USD

Revenues:
Software & solutions	13,749,357	10,574,884
Platform & maintenance services	2,064,656	1,758,620
Platform services	(0)	71,873
Maintenance and ancillary services	2,064,656	1,686,748

Total revenues	15,814,013	13,418,697

Cost of revenues:	(8,050,408)	(6,124,948)

Total cost of revenues	(8,050,408)	(7,210,141)

Gross profit	7,763,605	6,208,556

Operating expenses:
Research and development	(703,598)	(455,228)
Selling and marketing	(910,915)	(1,270,587)
General and administrative	(4,191,142)	(3,674,700)

Total operating expenses	(5,805,655)	(5,400,515)

Income from continuing operating	1,957,950	808,041

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income (continued)
Three months ended June 30, 2011 and 2010

	2011 Q2	2010 Q2
	USD	USD

Other income (expenses):
Interest income	12,858	9,167
Interest expense	(180,894)	(190,200)
Investment gain (loss)	(280,763)	(69,609)
Gain (loss) on disposal of intangible assets and fixed assets	2,047	568,196
Other income (expense), net	-578	-2,302

Income (loss) before income tax and non-controlling interests	1,510,620	1,123,293

Income tax benefit (expense)	(152,472)	(37,608)
Non-controlling interests	226,333	63,426

Net income (loss) from continued operations	1,584,481	1,149,111

Discontinued operations:
Loss from operations of discontinued subsidiaries	0	(102,927)

Net income	1,584,481	1,046,184

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended Jun 30, 2011 and 2010

	2011 Q2	2010 Q2
	USD	USD

Cash flows from operating activities:
Net income (loss)	1,584,482	1,046,186
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	277,802	669,306
Amortization	391,690	393,542
Loss on disposal fixed assets	1,327	951,629
Loss (gain) on disposal of affiliates	0	2,142
Non-controlling interests	(226,333)	482,488
Loss from equity method investees	280,763	67,467
Decrease (increase) in trade accounts receivable, net	1,946,515	(2,195,961)
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	(5,004,891)	(1,228,342)
Decrease (increase) in due from related parties	23,491	(1,974,518)
Decrease (increase) in inventories	148,552	3,167,006
Decrease (increase) in pre-contract costs	(464,687)	(1,318,962)
Decrease (increase) in other current assets	5,545,435	(859,078)
Decrease (increase) in deferred income taxes assets - Current	0	1,112
Decrease (increase) in deferred income taxes assets - Non-current	132,968	(41,736)
Increase (decrease) in trade accounts payable	(204,459)	(1,667,965)
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	(105,259)	(2,166,397)
Increase (decrease) in employee and payroll accruals	(1,298,548)	276,310
Increase (decrease) in income taxes payable	(325,497)	(50,215)
Increase (decrease) in due to related parties	1,154,704	0
Increase (decrease) in other current liabilities	(3,922,328)	616,352
Increase (decrease) in deferred income taxes liabilities	(62,663)	61,179
Share issued to independent directors	455,978	0
Stock-based compensation	(230,977)	0

Net cash provided by (used in) operating activities	98,065	(3,768,455)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended Jun 30, 2011 and 2010

	2011 Q2	2010 Q2
	USD	USD

Cash flows from investing activities:
Capital expenditures	(182,025)	(1,425,906)
Advances to affiliates	83,505	0
Investment in equity method investments	0	(4,329,323)
Proceeds from disposal of fixed assets	23,941	(567,857)
Proceeds from disposal of investments under equity method	(154,521)	381,527

Net cash provided by (used in) investing activities	(229,100)	(5,941,559)

Cash flows from financing activities:
Payment of capital leases	(18,527)	(81,734)
Proceeds from bank borrowings	7,394,422	2,945,118
Repayments of bank borrowings	(3,244,947)	0

Net cash provided (used in) by financing activities	4,130,948	2,863,384

Net increase (decrease) in cash and cash equivalents	3,999,913	(6,846,630)

Cash at beginning of period	16,019,385	19,811,872
Cash at end of period	20,019,298	12,965,242

Second quarter 2011 Conference Call Details

Yucheng Management will conduct a conference call to discuss the financial results for the three-month period ended June 30, 2011 on Wednesday, August 10, 2011 at 8:00AM EDT/ 8:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 8652.

US	+1 866 636 3243

China Toll Free Number:	800 888 0221

China Toll Number:	400 810 0025

Hong Kong Toll Number:	+852 3005 1322

All Other Participants:	+86 10 5851 1520

A recording of the call will be accessible within 48 hours on the Investor Relations section of the Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and with approximately 2,500 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked in the Global FinTech 100 survey of top technology partners to the financial services industry for three consecutive years. The independent research firm IDC also has named Yucheng one of the top three market share leaders in China's Banking IT solution market every year since 2007. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Reconciliation of non-GAAP Measures

This earnings release presents the following "non-GAAP financial measures" as defined by applicable U.S. securities regulations. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The non-GAAP financial measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.  These non-GAAP measures have limitations, however, because they do not include all items of income and expenses that impact the Company's operations.  Management compensates for these limitations by also considering the Company's GAAP results.  The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to measurements required by GAAP and should not be considered measures of the Company's liquidity.  Pursuant to relevant regulatory requirements, we are providing the following reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures.

(1) Net revenue (non-GAAP)

Yucheng's net revenue (non-GAAP) represents total revenue net of third party hardware and software costs that are passed through to our customers. We believe total revenues net of third party hardware and software costs more accurately reflects our core business, which is the provision of software solutions and services, and provides transparency to our investors. It is also the same measure used by our management to evaluate the competitiveness and development of our business.

Reconciliation of net revenues (non-GAAP) to GAAP total revenues

	2011 Q2	2010 Q2	2011Q1
	(in US dollar thousands)
Total Revenues (GAAP)	15,814	13,419	11,501
Third Party Hardware Costs	0	1,085	0
Net Revenue (non-GAAP)	15,814	12,334	11,501

Reconciliation of net revenues of platform & maintenance services (non-GAAP) to GAAP total revenues of platform & maintenance services

	2011 Q2	2010 Q2	2011Q1
	(in US dollar thousands)
Total Revenues of platform & maintenance services(GAAP)	2,065	2,844	1,884
Third Party Hardware Costs	0	1,085	0
Net Revenue of platform & maintenance services(non-GAAP)	2,065	1,759	1,884

(2) Gross margin of net revenue (non-GAAP)

Gross margin of net revenues (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance. Management uses the gross margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP gross margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Gross margin (non-GAAP) to GAAP Gross margin

	2011 Q2	2010 Q2	2011Q1
Gross margin (GAAP)	49.1%	46.3%	50.6%
Third Party Hardware Costs	0.0%	4.1%	0.0%
Gross margin (non-GAAP)	49.1%	50.3%	50.6%

Reconciliation of Gross margin (non-GAAP) for platform & maintenance services to GAAP Gross margin for platform & maintenance services

	2011 Q2	2010 Q2	2011Q1
Gross margin (GAAP)	69.1%	31.9%	62.7%
Third Party Hardware Costs	0.0%	19.7%	0.0%
Gross margin (non-GAAP)	69.1%	51.7%	62.7%

(3) Operating expenses (non-GAAP)

Operating expenses (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating expenses (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating expenses and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating expenses (non-GAAP) to GAAP Operating expenses

	2011 Q2	2010 Q2	2011Q1
	(in US dollar thousands)
Operating expenses (GAAP)	5,806	5,401	5,645
Stock based compensation	225	-	228
Amortization of acquired intangible assets	45	43	44
Operating expenses (non-GAAP)	5,536	5,358	5,373

(4) Operating income (non-GAAP)

Operating income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating income and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating income (non-GAAP) to GAAP Operating income

	2011 Q2	2010 Q2	2011Q1
	(in US dollar thousands)
Operating income (GAAP)	1,958	808	179
Stock based compensation	225	0	228
Amortization of acquired intangible assets	45	43	44
Operating income (non-GAAP)	2,228	851	451

(5) Operating margin of net revenue (non-GAAP)

Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangible assets and stock-based compensation expenses, divided by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating margin (non-GAAP) to GAAP Operating margin

	2011 Q2	2010 Q2	2011Q1
Operating margin (GAAP)	12.4%	6.0%	1.6%
Stock based compensation	1.4%	0.0%	2.0%
Amortization of acquired intangible assets	0.3%	0.3%	0.4%
Third Party Hardware Costs	0.0%	0.6%	0.0%
Operating margin (non-GAAP)	14.1%	6.9%	3.9%

(6) Net income (non-GAAP)

Net income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.  We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the net income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes the Company's net income (non-GAAP) measure, when read in conjunction with the Company's GAAP net income measure and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of net income from continuing operations attributable to Yucheng (non-GAAP) to GAAP net income from continuing operations

	2011 Q2	2010 Q2	2011Q1
	(in US dollar thousands)
Net Income from continuing operations(GAAP)	1,584	1,149	28
- Stock based compensation	225	0	228
- Amortization of acquired intangible assets	45	43	44
Net Income from continuing operations(non-GAAP)	1,854	1,192	300

Reconciliation of net income attributable to Yucheng (non-GAAP) to GAAP net income

	2011 Q2	2010 Q2	2011Q1
	(in US dollar thousands)
Net Income (GAAP)	1,584	1,046	28
- Stock based compensation	225	0	228
- Amortization of acquired intangible assets	45	43	44
Net Income (non-GAAP)	1,854	1,089	300

(7) Net income (non-GAAP) per diluted share

Net income (non-GAAP) per diluted share is calculated by dividing net income (non-GAAP) (which as discussed above excludes stock-based compensation expenses and amortization of acquired intangible assets) by the same number of weighted average shares outstanding used in the computation of net income per diluted share. Management believes that net income (non-GAAP) per diluted share, when used in conjunction with the Company's GAAP net income per diluted share, provides useful information to investors for the same reasons discussed above regarding net income (non-GAAP). In addition, net income (non-GAAP) per diluted share allows investors to evaluate the Company's operating performance from period to period on a per share basis, thus providing a useful basis for assessing the Company's value on a per share basis.

Reconciliation of net income from continuing operations (non-GAAP) per diluted share to GAAP net income from continuing operations per diluted share

	2011 Q2	2010 Q2	2011Q1
	(in US dollar)
GAAP net income from continuing operations Per diluted Share	0.08	0.06	0.00
- Stock based compensation	0.01	-	0.01
- Amortization of acquired intangible assets	0.00	0.00	0.00
Non-GAAP net income from continuing operations Per diluted Share	0.10	0.06	0.02

Reconciliation of net income (non-GAAP) per diluted share to GAAP net income per diluted share

	2011 Q2	2010 Q2	2011Q1
	(in US dollar)
GAAP net income Per diluted Share	0.08	0.06	0.00
- Stock based compensation	0.01	-	0.01
- Amortization of acquired intangible assets	0.00	0.00	0.00
Non-GAAP net income Per diluted Share	0.10	0.06	0.02

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of August 10, 2011. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com

1 Net revenue (non-GAAP) measures used in this press release represents total revenue net of third-party hardware and software costs.

2 Gross margin of net revenue (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP).

3 Operating expenses (non-GAAP) is calculated by excluding stock-based compensation expenses and amortization of acquired intangible assets.

4 Income from operations (non-GAAP) is calculated by subtract operating expenses (non-GAAP) from gross profits.

5 Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangibles and stock-based compensation expenses, divided by net revenue (non-GAAP)

6 Net income (non-GAAP) measures exclude stock-based compensation expenses, amortization of acquired intangible assets, impairment loss on investment, after-tax dividend income and non-recurring merger related expenses